Metals Acquisition Corp

425 Houston Street, Suite 400

Fort Worth, TX 76102

July 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jay Mumford

Re:	Metals Acquisition Corp

Registration Statement on Form S-1

File No. 333-257854

Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Metals Acquisition Corp, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, July 28, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Frank Lopez of Paul Hastings LLP, counsel to the Company, at (212) 318-6499, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Michael James McMullen
Michael James McMullen
Chief Executive Officer and Director

[Signature Page to Acceleration Request]